FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2011 No. 7

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On August 18, 2011, the registrant Announces Receipt of $32 Million;
Completed Sale of its Holdings in HHSL. Attached please find the press release.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 18, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz Announces Receipt of $32 Million;
Completed Sale of its Holdings in HHSL

Book Value of the Holdings in HHSL is presented
at $17 Million in TowerJazz Balance Sheet

MIGDAL HAEMEK, Israel and Newport Beach, CA – August 18, 2011 – TowerJazz, the global specialty foundry leader, today announced the closing of the sale of all its holdings in Hua Hong Semiconductor Limited (“HHSL”), the parent company of HHNEC, one of Mainland China's leaders in the field of IC foundry service, in a HHSL share repurchase transaction, for $32 million in cash. TowerJazz’s holdings consisted of 10% of HHSL’S shares, valued per GAAP in the amount of $17 million on TowerJazz's balance sheet.

TowerJazz received the cash from this transaction and expects to record a gross gain in the third quarter of $15 million as a direct result of this sale, and approximately $8 million of net gain (after taking into account expected tax and other payments and fees associated with the transaction).

Chardan Capital Markets, LLC advised TowerJazz on this transaction.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

About HHNEC
Founded in July 1997, Shanghai Hua Hong NEC Electronics Company, Ltd. (‘HHNEC’) is one of Mainland China's leaders in the field of IC foundry service. The company is dedicated to the manufacture of IC, providing high quality products and value-added services to both domestic and overseas customers. It is well-known for its advanced technologies, on-time delivery performance, excellent yields and cost competitiveness. Based on its solid foundation in 0.35-0.13um memory, logic and mixed signal technologies, HHNEC has progressively developed many sought-after processes, including embedded non-volatile memories, HVCMOS, and RFCMOS. It focuses on embedded NVM, LCD driver, analog/power management, RF technology field and customer electronics, providing competitive and advanced platform of special processes. With its mature patented wafer processing techniques, HHNEC is able to help its customers achieve lower prototyping costs and shorter time-to-market For more information, please visit http://www.hhnec.com/EN/AboutUs/Overview.aspx.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com